Exhibit 99.1

Telesat Reports Results for the Quarter and Year

Ended December 31, 2014

OTTAWA, CANADA, February 26, 2015. Telesat Holdings Inc. (“Telesat”) today announced its financial results for the three month and one year periods ended December 31, 2014. All amounts are in Canadian dollars and are reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the year ended December 31, 2014, Telesat reported consolidated revenues of $923 million, an increase of approximately 3% ($26 million) compared to 2013. Revenue was favorably impacted by the conversion of Telesat’s U.S. dollar denominated revenue into Canadian dollars as a result of a stronger U.S. dollar to Canadian dollar exchange rate in 2014. When adjusted for foreign exchange rate changes, revenue was unchanged compared to 2013 as increased revenue earned on the Anik G1 satellite was offset by a decrease in revenue earned on the Nimiq 2 satellite and lower equipment sales revenue.

Operating expenses of $188 million were 6% ($13 million) lower than in 2013 or 9% ($18 million) lower when taking into account changes in foreign exchange rates. This reduction was primarily due to a decrease in share-based compensation expense related to stock options granted during the second quarter of 2013, a decrease in the provision for variable compensation expense and lower cost of equipment sales in 2014.

Adjusted EBITDA1 was $746 million, an increase of 5% ($35 million) over 2013. When adjusted for foreign exchange rate changes, Adjusted EBITDA was 2% ($14 million) higher than in 2013. The Adjusted EBITDA margin1 for 2014 was 81% compared to 79% for 2013.

Telesat’s net income for 2014 was $13 million compared to net income of $68 million for 2013. The variation was primarily due to a larger non-cash loss on foreign exchange and reduced gains on financial instruments in 2014. The foreign exchange loss was principally driven by a stronger U.S. dollar to Canadian dollar spot rate at December 31, 2014, compared to December 31, 2013, and the resulting impact on the translation of Telesat’s U.S. dollar denominated debt. Increased revenue, lower operating expenses and lower interest expense mitigated, in part, the impact of the foreign exchange loss on net income.

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For the three month period ended December 31, 2014, consolidated revenues were $227 million, an increase of approximately 1% ($3 million) compared to the same period in 2013. When adjusted for foreign exchange rate changes, revenue decreased by 2% ($4 million) compared to the same period in 2014. Operating expenses were $46 million, a decrease of 8% ($4 million) compared to the same period in 2013, or a decrease of 10% ($5 million) taking into account foreign exchange rate changes. The decrease was primarily due to lower compensation expense compared to the same period in 2013. Adjusted EBITDA1 for the fourth quarter of 2014 was $183 million, an increase of 3% ($6 million) compared to the fourth quarter of 2013. When adjusted for foreign exchange rate changes, Adjusted EBITDA1 was unchanged compared to the same period in 2013. The Adjusted EBITDA margin1 was 81% for the fourth quarter of 2014 compared to 79% for the same period in 2013.

“I am very pleased with our performance last quarter and last year,” commented Dan Goldberg, Telesat’s President and CEO. “Through careful and focused execution, we achieved stable revenues, reduced operating expenses, modestly increased Adjusted EBITDA1 and expanded our Adjusted EBITDA margin1 relative to 2013. Our industry-leading contractual backlog provides visibility into the stability of our future revenue and cash flow, and anticipated growing demand for satellite services positions us well to expand our activities going forward.”

Business Highlights

•	At December 31, 2014:

o	Telesat had contracted backlog for future services of approximately $4.5 billion.

o	Fleet utilization was 92% for Telesat’s North American fleet and 82% for Telesat’s international fleet.

Telesat’s report on Form 20-F for the year ended December 31, 2014 has been filed with the U.S. Securities and Exchange Commission (SEC) and may be accessed on the SEC’s website at www.sec.gov.

Telesat has scheduled a conference call on Thursday, February 26, 2015 at 10:30 a.m. ET to discuss its financial results for the year ended December 31, 2014 and other recent developments. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

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Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (800) 396-7098. Callers outside of North America should dial +1 (416) 340-2218. The conference reference number is 4210279. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on February 26, 2015, until 11:59 p.m. ET on March 12, 2015. To access the replay, please call +1 (800) 408-3053. Callers outside of North America should dial +1 (905) 694-9451. The access code is 9330944 followed by the number sign (#).

All Adjusted EBITDA and Adjusted EBITDA margins included in this release are non-IFRS financial measures, as described in the End Notes section of this release. For information reconciling non-IFRS financial measures to the most comparable IFRS financial measures, please see the consolidated financial information below.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “visibility”, “future”, “anticipated”, “positions us well”, “going forward” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 which can be obtained on the United States Securities and Exchange Commission (SEC) website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

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About Telesat (www.telesat.com)

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 14 satellites and the Canadian payload on ViaSat-1 with another satellite under construction. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)

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Telesat Holdings Inc.
Consolidated Statements of (Loss) Income
For the period ended December 31

	Three months		Twelve months
(in thousands of Canadian dollars)	2014	2013	2014	2013
Revenue	$227,475	$224,127	$922,871	$896,896
Operating expenses	(45,936)	(50,144)	(187,789)	(201,062)
	181,539	173,983	735,082	695,834
Depreciation	(54,177)	(54,273)	(216,496)	(211,151)
Amortization	(7,668)	(8,143)	(30,825)	(32,659)
Other operating (losses) gains, net	(58)	26,928	(304)	25,335
Operating income	119,636	138,495	487,457	477,359
Interest expense	(46,872)	(53,497)	(206,933)	(224,099)
Gain (loss) on financing	-	6	-	(18,487)
Interest and other (expense) income	(222)	355	3,056	11,668
Gain on changes in fair value of financial instruments	24,883	69,399	48,931	80,928
Loss on foreign exchange	(101,654)	(84,031)	(241,087)	(194,909)
(Loss) income before tax	(4,229)	70,727	91,424	132,460
Tax expense	(21,404)	(22,400)	(78,220)	(64,367)
Net (loss) income	$(25,633)	$48,327	$13,204	$68,093

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Telesat Holdings Inc.
Consolidated Balance Sheets

(in thousands of Canadian dollars)	December 31, 2014	December 31, 2013
Assets
Cash and cash equivalents	$497,356	$298,713
Trade and other receivables	49,534	50,266
Other current financial assets	765	7,174
Prepaid expenses and other current assets	17,202	18,665
Total current assets	564,857	374,818
Satellites, property and other equipment	1,861,015	1,962,759
Deferred tax assets	3,183	10,024
Other long-term financial assets	38,442	76,006
Other long-term assets	3,170	2,765
Intangible assets	820,572	845,286
Goodwill	2,446,603	2,446,603
Total assets	$5,737,842	$5,718,261

Liabilities
Trade and other payables	$36,714	$34,484
Other current financial liabilities	35,633	164,755
Other current liabilities	124,145	122,058
Current indebtedness	58,822	57,364
Total current liabilities	255,314	378,661
Long-term indebtedness	3,486,857	3,284,502
Deferred tax liabilities	484,758	515,207
Other long-term financial liabilities	60,753	72,803
Other long-term liabilities	318,992	345,185
Total liabilities	4,606,674	4,596,358

Shareholders' Equity
Share capital	656,874	656,660
Accumulated earnings	451,628	456,013
Reserves	22,666	9,230
Total shareholders' equity	1,131,168	1,121,903
Total liabilities and shareholders' equity	$5,737,842	$5,718,261

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Telesat Holdings Inc.
Consolidated Statements of Cash Flows
For the year ended December 31

(in thousands of Canadian dollars)	2014	2013(2)
Cash flows from operating activities
Net income	$13,204	$68,093
Adjustments to reconcile net income to cash flows from operating activities
Depreciation	216,496	211,151
Amortization	30,825	32,659
Tax expense	78,220	64,367
Interest expense	206,933	224,099
Interest income	(2,711)	(1,288)
Unrealized foreign exchange loss	238,386	194,041
Gain on changes in fair value of financial instruments	(48,931)	(80,928)
Share-based compensation	9,655	13,517
Impairment reversal on intangible assets	-	(17,274)
Gain on other post-employment benefit plan amendment	-	(9,786)
Loss on disposal of assets	304	1,725
Loss on financing	-	18,487
Other	(57,538)	(49,755)
Income taxes paid, net of income taxes received	(80,799)	(12,569)
Interest paid, net of capitalized interest and interest received	(192,897)	(211,141)
Customer prepayments on future satellite services	-	32,305
Repurchase of stock options and exercise of share appreciation rights	-	(1,196)
Operating assets and liabilities	1,052	3,023
Net cash from operating activities	$412,199	$479,530
Cash flows used in investing activities
Satellite programs, including capitalized interest	$(84,591)	$(71,178)
Purchase of other property and equipment	(10,695)	(8,772)
Purchase of intangible assets	(185)	(6)
Proceeds from sale of assets	311	1,081
Net cash used in investing activities	$(95,160)	$(78,875)
Cash flows used in financing activities
Repayment of indebtedness	$(70,692)	$(271,448)
Settlement of derivatives	(60,824)	(1,219)
Payment of premium on early retirement of indebtedness	-	(13,793)
Payment of debt issue costs	-	(810)
Proceeds from exercise of stock options	202	99
Dividends paid on preferred shares	(20)	(10)
Satellite performance incentive payments	(5,452)	(4,770)
Net cash used in financing activities	$(136,786)	$(291,951)

Effect of changes in exchange rates on cash and cash equivalents	$18,390	$9,048

Increase in cash and cash equivalents	$198,643	$117,752
Cash and cash equivalents, beginning of year	298,713	180,961
Cash and cash equivalents, end of year	$497,356	$298,713

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Telesat’s Adjusted EBITDA margin(1)

	Three months		Twelve months
(in thousands of Canadian dollars)	2014	2013	2014	2013
Net (loss) income	$(25,633)	$48,327	$13,204	$68,093
Tax expense	21,404	22,400	78,220	64,367
Gain on changes in fair value of financial instruments	(24,883)	(69,399)	(48,931)	(80,928)
Loss on foreign exchange	101,654	84,031	241,087	194,909
Interest and other expense (income)	222	(355)	(3,056)	(11,668)
(Gain) loss on financing	-	(6)	-	18,487
Interest expense	46,872	53,497	206,933	224,099
Depreciation	54,177	54,273	216,496	211,151
Amortization	7,668	8,143	30,825	32,659
Other operating losses (gains), net	58	(26,928)	304	(25,335)
Special compensation, benefits expense and severance payments	450	(36)	1,555	2,148
Non-cash expense related to share-based compensation	1,375	3,651	9,655	13,517
Adjusted EBITDA	$183,364	$177,598	$746,292	$711,499

Revenue	$227,475	$224,127	$922,871	$896,896
Adjusted EBITDA Margin	80.6%	79.2%	80.9%	79.3%

End Notes

1 The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from the timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors in making comparisons of operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

2 Changes in accounting policies have resulted in changes to the 2013 comparative figures on the consolidated statement of cash flows. For more information on the impacts of these changes, please refer to Note 3 of Telesat’s audited consolidated financial statements, filed with the SEC on a Form 20-F dated today.

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